J.P. Morgan Real Estate Income Trust, Inc.

July 21, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	J.P. Morgan Real Estate Income Trust, Inc. Registration Statement on Form S-11 File No. 333-265588 Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, J.P. Morgan Real Estate Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 9:00 a.m. EST on July 22, 2022, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding the foregoing, please contact Jason W. Goode of Alston & Bird LLP, counsel to the Company, at (404) 881-7000.

Sincerely,

J.P. Morgan Real Estate Income Trust, Inc.

/s/ Lawrence A. Goodfield Jr.
Lawrence A. Goodfield Jr. Chief Financial Officer and Treasurer

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP Mr. Jason W. Goode, Alston & Bird LLP